Exhibit 99.1

ENTRÉE GOLD CLOSES SECOND TRANCHE OF
NON-BROKERED PRIVATE PLACEMENT
Vancouver, B.C., January 13, 2017 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to announce that it has closed the second and final tranche of the non-brokered private placement announced on December 15, 2016 (the "Financing").
The Company has issued a further 1,219,513 units at a price of C$0.41 per unit, for additional gross proceeds of C$500,000. In total, the Company issued 18,529,484 units for aggregate gross proceeds of C$7,597,088.44. The first tranche closed on January 11, 2017 (see Company’s news release of same date).
Each unit (a "Unit") consists of one common share of the Company and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one additional common share of the Company (a "Warrant Share") at a price of C$0.65 per share for a period of 5 years. No commissions or finders’ fees are payable in connection with the Financing. The securities issued in connection with the second tranche of the Financing are subject to a hold period expiring May 14, 2017.
The Units and Warrant Shares have not been, and will not be registered under the United States Securities Act of 1933, as amended, or state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. federal and state registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 14%, 10% and 8% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the Financing, corporate strategies and plans; and other matters that may occur in the future.
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, commodity prices, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources. Important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; the Company’s ability to obtain all necessary regulatory, court and shareholder approvals of a spin-out of its U.S. assets into a separate company and list that company on one or more stock exchanges; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill Resources and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.